EXHIBIT 99.1

Neptune Awarded Canadian Composition of Matter Patent

LAVAL, Quebec, July 16, 2013 (GLOBE NEWSWIRE) -- Neptune Technologies & Bioressources Inc. ("Neptune" or the "Corporation") (Nasdaq:NEPT) (TSX:NTB) announces that the Canadian Intellectual Property Office has granted Neptune a composition patent (CA2,493,888) covering omega-3 phospholipids comprising polyunsaturated fatty acids, the main bioactive ingredients in all recognized krill oils.

This patent is granted for the Canadian market and is valid until 2022. It covers, novel omega-3 phospholipid compositions, synthetic and/or natural, regardless of the extraction process, suitable for human consumption.  The patent protects Neptune's krill oils, namely NKO®, and also covers amongst others, oils and powders extracted from krill and any marine or aquatic biomasses containing marine phospholipids bonded to EPA and/or DHA, distributed and/or sold in the Canadian market.

"Today's announcement further solidifies Neptune's patent portfolio and is line with our objective to build and protect our intellectual property worldwide, in order to maximize shareholder wealth," highlighted Dr. Tina Sampalis, Chief Global Strategy Officer at Neptune. "This Canadian patent also protects Neptune's majority owned subsidiaries, Acasti Pharma and NeuroBioPharm, as they continue to explore and clinically validate new pharmaceutical products, including prescription drug candidates."

About Neptune Technologies & Bioressources Inc.

Neptune is a biotechnology company engaged primarily in the development and commercialization of marine-derived omega-3 polyunsaturated fatty acids ("PUFAs"). Neptune has a patented process of extracting oils from Antarctic krill, and principally sells omega-3 PUFAs as bulk oil to Neptune's distributors who commercialize them under their private label primarily in the U.S., European and Australian nutraceutical markets. Neptune's products generally come in capsule form and serve as a dietary supplement to consumers.

Through its subsidiaries Acasti Pharma and NeuroBioPharm Inc ("NeuroBio"), in which Neptune respectively holds 60% and 96% of the voting rights, Neptune is also pursuing opportunities in the medical food and prescription drug markets. Acasti Pharma and NeuroBio respectively focus on the research and development of safe and therapeutically effective compounds for highly prevalent atherosclerotic conditions, such as cardiometabolic disorders and cardiovascular diseases, and for neurodegenerative and inflammation related conditions. Acasti's lead prescription drug candidate is CaPre®, a purified high omega-3 phospholipid concentrate derived from Neptune krill oil being developed to address the prevention and treatment of cardiometabolic disorders, including hypertriglyceridemia, which is characterized by abnormally high levels of triglycerides.

Forward Looking Statements

Certain statements included in this press release may be considered forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of U.S. federal securities laws, both of which we refer to as forward-looking statements. Such statements involve known and unknown risks, uncertainties and other factors that may cause results, performance or achievements to be materially different from those implied by such statements, and therefore these statements should not be read as guarantees of future performance or results. All forward-looking statements are based on Neptune's current beliefs as well as assumptions made by and information currently available to Neptune and relate to, among other things, Neptune's strategy, strategic goals, research and development activities, research and clinical testing outcome, future operations, future financial position, future revenues/results, projected costs, prospects and plans and objectives of management.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Due to risks and uncertainties, including the risks and uncertainties identified by Neptune in its annual information form dated May 29, 2013 and in its other public securities filings available at www.sedar.com and www.sec.gov/edgar.shtml, actual events may differ materially from current expectations. Except as required by law, Neptune disclaims any intention or obligation to update or revise any forward-looking statements.

CONTACT: Neptune Contact:
         Neptune Technologies & Bioressources Inc.
         Andre Godin, CFO
         +1.450.687.2262
         a.godin@neptunebiotech.com
         www.neptunebiotech.com

         Howard Group Contact:
         Dave Burwell
         +1.888.221.0915
         dave@howardgroupinc.com
         www.howardgroupinc.com